Exhibit 99.2
[FORM OF LETTER TO STOCKHOLDERS WHO ARE RECORD HOLDERS]
LAZYDAYS HOLDINGS, INC.
NON-TRANSFERABLE RIGHTS TO PURCHASE
UP TO $25,000,000 IN SHARES OF COMMON STOCK,
REPRESENTING UP TO 24,271,844 SHARES OF COMMON STOCK

THE S RIGHTS ARE EXERCISABLE UNTIL 5:00 P.M., NEW YORK CITY TIME,
ON [•], 2024 SUBJECT TO EXTENSION.
[•], 2024
Dear Stockholder:
This letter is being distributed by Lazydays Holdings, Inc., a Delaware corporation (the “Company”), to all holders of record (excluding the PIPE Investors (as defined below) and their respective affiliates to the extent holders as of the Record Date (as defined below)) (such non-excluded holders, collectively, the “Record Holders”) of shares of common stock, par value $0.0001 per share (the “Common Stock”), Pre-Funded Warrants (the “Warrants”) and Series A Convertible Preferred Stock (the “Series A Preferred Stock”), at 5:00 p.m., New York City time, on [•], 2024 (the “Record Date”), in connection with the distribution in a rights offering (the “Rights Offering”). The “PIPE Investors” refers to, collectively, (i) Coliseum Capital Partners, L.P and Blackwell Partners LLC – Series A, purchasers under a Securities Purchase Agreement with the Company, and (ii) Alta Fundamental Advisers Master, L.P., Star V Partners, LLC and Blackwell Partners LLC – Series A, purchasers under a separate Securities Purchase Agreement with the Company. The Record Holders will receive, at no charge, non-transferable subscription rights (the “Rights”) to purchase up to an aggregate of $25,000,000 in shares of Common Stock (the “Shares”) at a subscription price of $1.03 per whole Share (the “Subscription Price”). As described in the Prospectus, each Record Holder will receive one Right for each share of the Common Stock (including shares of Common Stock issuable upon exercise or conversion of the Warrants and the Series A Preferred Stock) that such Record Holder owned as of 5:00 p.m., New York City time, on the Record Date. The Rights and Common Stock are described in the accompanying prospectus, dated [•], 2024 (as the same may be amended, the “Prospectus”).
In the Rights Offering, up to an aggregate of $25,000,000 in shares are being offered pursuant to the Prospectus. The Rights will expire if they are not exercised by 5:00 p.m., New York City time, on [•], 2024 (such time, the “Expiration Date”), subject to extension in the Company’s sole discretion. Rights not exercised by the Expiration Date will expire, have no value and cease to be exercisable.
Each Right allows the holder thereof to subscribe for [•] of a share of Common Stock (the “Basic Subscription Right”) at the price of $1.03 per whole share (the “Subscription Price”). For example, if you owned 100 shares of our Common Stock as of the Record Date, you would receive 100 Rights and would have the right to purchase [•] shares of Common Stock for the Subscription Price per share with your Basic Subscription Rights.
If a Record Holder fully exercises his Basic Subscription Right(s) (other than those rights to acquire less than one whole share of Common Stock, which cannot be exercised) and other Record Holders do not fully exercise their Basic Subscription Rights, such holder may also exercise an over-subscription right (the “Over-Subscription Right”) to purchase additional shares of Common Stock that remain unsubscribed at the expiration of the Rights Offering (such shares, the “Unsubscribed Shares”), subject to availability. To the extent the Unsubscribed Shares are not sufficient to satisfy all of the properly exercised Over-Subscription Rights, the available shares will be prorated among those who properly exercised Over-Subscription Rights in proportion to their respective Basic Subscription Rights. To the extent the holders properly exercise their Over-Subscription Rights for an aggregate amount of shares that is less than the number of the Unsubscribed Shares, each Rights holder will be allocated the full number of Unsubscribed Shares for which each such holder actually paid in connection with the Over-Subscription Right. The remaining shares of Common Stock will be allocated among all other holders exercising the Over-Subscription Right on the same pro rata basis described above.
Each Record Holder will be required to submit payment in full for all the shares such holder wishes to buy with its Basic Subscription Right and its Over-Subscription Right. Because we will not know the total number of

Unsubscribed Shares prior to the expiration of the Rights Offering, if a Record Holder wishes to maximize the number of Shares he or she may purchase pursuant to such holder’s Over-Subscription Right(s), such holder will need to deliver payment in an amount equal to the aggregate Subscription Price for the maximum investment amount that the Record Holder wishes to invest, assuming that no holder other than such Record Holder purchases any Shares pursuant to their Basic Subscription Rights and Over-Subscription Rights.
The Company will not issue fractional shares of Common Stock in the Rights Offering. If the number of Rights you exercise would otherwise permit you to purchase a fraction of a share, the number of Shares that you may purchase will be rounded down to the nearest whole share. Any excess subscription payments received by Broadridge Corporate Issuer Solutions, LLC (the “Subscription Agent”) will be returned, without interest or penalty, as soon as practicable.
The Company will not be required to issue Shares to you if the Subscription Agent does not receive your payment prior to the Expiration Date, regardless of when you send the subscription payment and related documents, unless you send the documents in compliance with the guaranteed delivery procedures described below. The Company may extend the Expiration Date by giving oral or written notice to the Subscription Agent before the expiration of the Rights Offering. If the Company elects to extend the Expiration Date, it will issue a press release announcing such extension no later than 9:00 a.m., New York City time, on the next business day after the most recently announced Expiration Date. The Rights held by each Record Holder are evidenced by subscription rights certificates (the “Rights Certificates”). The Rights are non-transferable and may not be sold, transferred, assigned or given away to anyone, except by operation of law (e.g., by death) or by such holders that are closed-end funds to funds affiliated with such holders.
Enclosed are copies of the following documents:
1.	Prospectus;
2.	Rights Certificate;
3.	Instructions for Use of Lazydays Holdings, Inc. Rights Certificate;
4.	Notice of Guaranteed Delivery; and
5.	A return envelope addressed to the Subscription Agent.
Your prompt action is requested if you intend to participate in the Rights Offering. As described in the Prospectus, to exercise your Rights, you must properly complete and duly execute your Rights Certificate, Notice of Guaranteed Delivery (if applicable), and forward them, together with payment in full of the aggregate Subscription Price for all of the shares for which you have subscribed pursuant to the Basic Subscription Rights and the Over-Subscription Right, to the Subscription Agent. Do not send the Rights Certificate or payment to the Company.
Your properly completed and duly executed Rights Certificate, accompanied by full payment of the aggregate Subscription Price, including final clearance of any checks, must be received by the Subscription Agent before the Expiration Date. Once you have exercised your Rights, you may not cancel, revoke or otherwise amend the exercise of your Rights. Any Rights that are not exercised prior to the Expiration Date will be void, of no value and will cease to be exercisable for Shares, and you will have no further rights under them.
Additional copies of the enclosed materials may be obtained from Broadridge Corporate Issuer Solutions, LLC, the Information Agent. The Information Agent may be contacted by telephone ((888) 789-8409) or email (shareholder@broadridge.com). Any questions or requests for assistance concerning the Rights Offering should be directed to the Information Agent.
Very truly yours,
Lazydays Holdings, Inc.
2